Securities and Exchange Commission
                            Washington, D. C. 20549

                                Schedule 13-G/A
                  Under the Securities and Exchange Act of 1934

                               Gateway, Inc.
                               Common Stock
                            CUSIP Number 367626108

Check the following box if a fee is being paid with this statement. [ ]

CUSIP No. 367626108

         1)  Name of reporting person:
                  Legg Mason, Inc.
              Tax Identification No:
                  52-1200960

         2)  Check the appropriate box if a member of a group:
                  a)  n/a
                  b)  n/a

         3)  SEC use only

         4)  Place of organization:
                  Baltimore, Maryland

      Number of shares beneficially owned by each reporting person with:
         5)  Sole voting power:             28,435,544
         6)  Shared voting power:            8,875,228
         7)  Sole dispositive power:         - 0 -
         8)  Shared dispositive power:      37,310,772

         9)  Aggregate amount beneficially owned by each reporting person:
               37,310,772

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                 n/a

         11)  Percent of class represented by amount in row (9):
                 11.55%

         12)  Type of reporting person:
                 HC

         Item 1a)  Name of issuer:
                    Gateway Inc.

         Item 1b) Address of issuer's principal executive offices:
                    4545 Town Centre Court
                    San Diego, CA  92121

         Item 2a)  Name of person filing:
                     Legg Mason, Inc.

         Item 2b) Address of principal business office:
                      100 Light Street
                      Baltimore, Maryland  21202

         Item 2c)  Citizenship:
                      Maryland Corporation

         Item 2d) Title of class of securities:
                      Common Stock

         Item 2e)  CUSIP number:  367626108

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) , check whether the person filing is a:
         (a) [ ]  Broker or dealer under Section 15 of the Act.
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
         (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act.
         (d) [ ]  Investment Company registered under Section 8 of the
                    Investment Company Act.
         (e) [ ]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f) [ ]  Employee  Benefit Plan,  Pension Fund which is
                    subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g) [X] Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4) Ownership:
         (a)  Amount beneficially owned:  37,310,772

         (b)  Percent of Class:
                11.55%

         (c)  Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote:
                           28,435,544
                  (ii) shared power to vote or to direct the vote:
                            8,875,228
                 (iii) sole power to dispose or to direct the disposition of:
                            - 0 -
                 (iv) shared power to dispose or to direct the disposition of:
                           37,310,772

         Item 5) Ownership of Five Percent or less of a class:
                    n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:
                    n/a

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                LMM, LLC, as investment adviser with discretion
                Legg Mason Funds Management, Inc., as investment adviser
                  with discretion
                Bartlett & Co., as investment adviser with discretion
                Legg Mason Capital Management, Inc., as investment adviser with discretion
                Legg Mason Wood Walker, Inc., as broker/dealer & investment adviser with discretion
                Legg Mason Trust, fsb, as investment adviser with discretion Perigee Investment Counsel, Inc., as investment adviser with discretion

         Item 8) Identification and classification of members of the group:
                  n/a

         Item 9) Notice of dissolution of group:
                  n/a

         Item 10) Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------
         Date

         Signature

         Timothy C. Scheve, Executive Vice President, Legg Mason, Inc.
         -------------------------------------------------------------
         Name/Title

Addendum to Schedule 13G/A filed by Legg Mason, Inc.
Tax Identification No. 52-1200960

Shares of Gateway Inc. owned a/o 12/31/00

CUSIP 367626108


                                Shares    Sole     Shared     Sole     Shared
   Name                Class    Owned     V P       V P       D P       D P


LMM, LLC                IA     2,900,000   2,900,000                  2,900,000
Legg Mason Funds
  Management, Inc.      IA    25,571,179  25,535,544  35,635         25,571,179
Bartlett & Co.          IA        22,250              22,250             22,250
Legg Mason Capital
  Management, Inc.             8,212,746           8,212,746          8,212,746
Legg Mason Wood
  Walker, Inc.     BD & IA       472,683             472,683            472,683
Legg Mason Trust, fsb   IA        30,550              30,550             30,550
Perigee Investment
  Counsel, Inc.         IA       101,364             101,364            101,364


Shares Outstanding    323,017,000

% Owned               11.55%